VIA EDGAR

March 27, 2017

Ms. Melissa Raminpour
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
10-0 F. Street, N.E.
Washington, D.C. 20549

Re:    Dunkin’ Brands Group, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed February 22, 2017
File No. 001-35258

Dear Ms. Raminpour,

On behalf of Dunkin’ Brands Group, Inc. (the “Company”), set forth below is the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated March 17, 2017 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2016 filed by the Company on February 22, 2017 and the Company’s Form 8-K dated February 9, 2017. The Staff’s comment and the Company’s response are set forth below.

Form 10-K for the Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating, investing and financing cash flows, page 45

Free cash flow, page 45

1.
We note you have presented tabular and narrative information related to your discussion of cash flows for two rather than three years. Your discussion and presentation of operating, investing and financing cash flows as shown in the statements of cash flows, along with non-GAAP measure of free cash flow should be provided for each year in which statements of cash flows are presented in the filing. Refer to note 1 of the Instructions to paragraph 303(a) of Regulation S-K where the discussion should be based on each year in which financial statements are presented in the filing.

2.
We note you define free cash flow as net cash provided by operating and investing activities, excluding the cash flows related to advertising funds, gift card/certificate programs, and restricted cash. Please note that this computation differs from the typical calculation of free cash flow (i.e., cash flows from operating activities less capital expenditures). See Question No. 102.07 of the Staff’s Compliance & Disclosure Interpretations (“C&DIs”) on Non-GAAP

Financial Measures, updated May 17, 2016. Therefore, please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated. We also note your disclosures that you use free cash flow as a key performance measure; however, your definition of the measure implies it as a liquidity measure. Please revise or advise. In addition, in describing the usefulness of this measure, please disclose that it also does not represent residual cash flow available for discretionary expenditures. Please provide us with any proposed revisions to your disclosure of free cash flow to be included in future filings.

The Company appreciates the Staff’s comments and in future filings its discussion and presentation of operating, investing and financing cash flows as shown in the statements of cash flows, along with the non-GAAP measure of free cash flow, will be provided for each year in which statements of cash flows are presented in the filing. In addition, in response to the Staff’s comment, in future filings the Company will revise the title of this non-GAAP measure from “free cash flow” to “Adjusted Operating and Investing Cash Flow” in order to avoid confusion with the more typical computation of free cash flow noted in the Staff’s comment. The Company will also revise the disclosure to refer to Adjusted Operating and Investing Cash Flow as a liquidity measure, and will disclose that such measure does not represent residual cash flow available for discretionary expenditures.

An example of the disclosure to be included in future filings to address the foregoing, with changes marked against the filed Form 10-K, is attached hereto as Appendix I.

Form 8-K furnished February 9, 2017

3.
We note that your fiscal year 2016 key financial highlights section begins with the disclosure of systemwide sales. As this amount includes revenue related to franchisees that is not recognized as revenue on your financial statements, we believe that to avoid undue prominence of this non-GAAP measure, it should be presented below your financial highlights presented in accordance with GAAP. See Question 102.10 of the Staff’s Compliance & Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures, updated May 17, 2016. Your segment results sections in your earnings release should be similarly revised. Please revise accordingly.

The Company supplementally advises the Staff that it views metrics such as systemwide sales as statistical measures commonly used in the quick service restaurant industry that are important to understanding the Company's performance. However, in response to the Staff’s comment, in future documents filed with and/or furnished to the Commission, in order to avoid undue prominence of this statistical measure, the Company will present it below its financial highlights presented in accordance with GAAP, and will similarly revise its segment results sections.

An example of the disclosure to be included in future documents to address the foregoing, with changes marked against the furnished Form 8-K, is attached hereto as Appendix II.

We trust this response has addressed the Staff’s questions relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very Truly Yours,

DUNKIN’ BRANDS GROUP, INC.

By:	/s/ Paul Carbone
Paul Carbone
Chief Financial Officer

cc:	Nigel Travis, Chairman and Chief Executive Officer
Rich Emmett, Chief Legal and Human Resources Officer & Corporate Secretary
Michael Hines, Chairman of Audit Committee
Andrew Sage, Audit Partner, KPMG LLP
Craig Marcus, Partner, Ropes & Gray LLP

130 Royall Street, Canton MA 02021	p 781-737-3000 f 781-737-4000

Appendix I

Liquidity and capital resources
As of December 31, 2016, we held $361.4 million of cash and cash equivalents and $69.7 million of short-term restricted cash that was restricted under our securitized financing facility. Included in cash and cash equivalents is $177.9 million of cash held for advertising funds and reserved for gift card/certificate programs. Cash reserved for gift card/certificate programs also includes cash that will be used to fund initiatives from the gift card breakage liabilities (see note 10 to the consolidated financial statements included herein). In addition, as of December 31, 2016, we had a borrowing capacity of $74.1 million under our $100.0 million Variable Funding Notes (as defined below).
Operating, investing, and financing cash flows
Fiscal year 2016 compared to fiscal year 2015
Net cash provided by operating activities was $276.2 million during fiscal year 2016, as compared to $185.6 million in fiscal year 2015. The $90.6 million increase in operating cash flows was driven primarily by an increase in pre-tax income excluding non-cash items, the fluctuation of restricted cash of $67.8 million driven by the initial funding of restricted cash accounts in accordance with the requirements of our securitized debt structure in the prior fiscal year, favorable cash flows related to our gift card program due primarily to the timing of holidays and our fiscal year end, as well as the timing of receipts and payments related to the sale of Dunkin’ K-Cup® pods and the related franchisee profit-sharing program. Offsetting these increases in operating cash flows were payments made in connection with the settlement of the Bertico litigation and increases in incentive compensation payments and cash paid for income taxes.
Net cash provided by investing activities was $1.3 million during fiscal year 2016, as compared to net cash used in investing activities of $35.5 million in fiscal year 2015. The $36.8 million increase in investing cash flows was driven primarily by a reduction of capital expenditures of $15.1 million, an increase in proceeds received from the sale of real estate and company-operated restaurants of $17.8 million, as well as cash paid for the acquisition of a company-operated restaurant in the prior fiscal year period.
Net cash used in financing activities was $176.3 million during fiscal year 2016, as compared to $96.9 million in fiscal year 2015. The $79.5 million increase in net cash used in financing activities was driven primarily by the favorable impact of debt-related activities of $614.1 million in the prior fiscal year, resulting from proceeds from the issuance of long-term debt, net of debt repayment, payment of debt issuance and other debt-related costs, and funding of restricted cash accounts, as well as the repayment of debt in the current fiscal year of $25.0 million. Also contributing to the increase in net cash used in financing activities were additional dividends paid on common stock of $9.2 million in fiscal year 2016 compared to fiscal year 2015, as well as a reduction of excess tax benefits from share-based compensation of $8.8 million. Offsetting the unfavorable impact of debt-related activities was incremental cash used in the prior fiscal year for repurchases of common stock of $570.0 million.
Fiscal year 2015 compared to fiscal year 2014
Net cash provided by operating activities was $185.6 million during fiscal year 2015, as compared to $199.3 million in fiscal year 2014. The $13.8 million decline in operating cash flows was driven primarily by the funding of restricted cash accounts of $65.7 million in accordance with the requirements of our securitized debt structure, as well as the timing of receipts and payments related to the sale of Dunkin’ K-Cup® pods and the related franchisee profit-sharing program, and an increase in cash paid for income taxes. Offsetting these declines was an increase in pre-tax income, excluding non-cash items, a reduction in incentive compensation payments, the payment of a third-party product volume guarantee in the prior fiscal year, and favorable cash flows related to our gift card program due primarily to the timing of holidays and our fiscal year end.
Net cash used in investing activities was $35.5 million during fiscal year 2015, as compared to $14.1 million in fiscal year 2014. The $21.4 million increase in net cash used in investing activities was driven primarily by reduced proceeds received from the sale of real estate and company-operated restaurants of $11.7 million, as well as incremental additions to property and equipment of $6.6 million.
Net cash used in financing activities was $96.9 million during fiscal year 2015, as compared to $233.4 million in fiscal year 2014. The $136.5 million decrease in net cash used in financing activities was driven primarily by the favorable impact of debt-related activities of $638.3 million, resulting from proceeds from the issuance of long-term debt, net of debt repayment, payment of debt issuance and other debt-related costs, and funding of restricted cash accounts. Offsetting the favorable impact of debt-related activities was incremental cash used for repurchases of common stock of $494.9 million.
~~Free~~ Adjusted operating and investing cash flow
Fiscal year 2016 compared to fiscal year 2015

During fiscal year 2016, net cash provided by operating activities was $276.2 million, as compared to $185.6 million for fiscal year 2015. Net cash provided by operating activities for fiscal years 2016 and 2015 includes net cash inflows of $29.4 million and $12.3 million, respectively, related to advertising funds and gift card/certificate programs. Net cash provided by operating activities for fiscal year 2015 includes the net funding of restricted cash accounts of $65.7 million, which represents cash restricted in accordance with our securitized financing facility and will be used for operating activities such as to pay interest and real estate obligations, while net cash provided by operating activities for fiscal year 2016 includes the net release of restricted cash of $2.1 million. Excluding cash held for advertising funds and reserved for gift card/certificate programs and excluding the fluctuation in restricted cash, we generated $246.1 million and $203.4 million of ~~free~~ adjusted operating and investing cash flow during fiscal years 2016 and 2015, respectively.
The increase in ~~free~~ adjusted operating and investing cash flow from fiscal year 2015 to 2016 was due primarily to an increase in pre-tax income, excluding non-cash items, the timing of receipts and payments related to the sale of Dunkin’ K-Cup® pods and the related franchisee profit-sharing program, an increase in proceeds from the sale of real estate and company-operated restaurants, and a reduction in capital expenditures compared to the prior fiscal year. Offsetting these increases in ~~free~~ adjusted operating and investing cash flow were payments made in connection with the settlement of the Bertico litigation and increases in incentive compensation payments and cash paid for income taxes.
Fiscal year 2015 compared to fiscal year 2014
During fiscal year 2015, net cash provided by operating activities was $185.6 million, as compared to net cash provided by operating activities of $199.3 million for fiscal year 2014. Net cash provided by operating activities for fiscal years 2015 and 2014 includes net cash inflows of $12.3 million and $8.8 million, respectively, related to advertising funds and gift card/certificate programs. Net cash provided by operating activities for fiscal year 2015 includes the net funding of restricted cash accounts of $65.7 million, which represents cash restricted in accordance with our securitized financing facility and will be used for operating activities such as to pay interest and real estate obligations. Excluding cash held for advertising funds and reserved for gift card/certificate programs and excluding the fluctuation in restricted cash, we generated $203.4 million and $176.4 million of adjusted operating and investing cash flow during fiscal years 2015 and 2014, respectively.
The increase in adjusted operating and investing cash flow from fiscal year 2014 to 2015 was due primarily to the increase in pre-tax income, excluding non-cash items, a reduction in incentive compensation payments, and the payment of a third-party product volume guarantee in the prior fiscal year. Offsetting these increases in adjusted operating and investing cash flow were reduced proceeds from the sale of real estate and company-operated restaurants as compared to the prior fiscal year, the timing of receipts and payments related to the sale of Dunkin’ K-Cup® pods and the related franchisee profit-sharing program, and increases in cash paid for income taxes and capital expenditures.
~~Free~~ Adjusted operating and investing cash flow is a non-GAAP measure reflecting net cash provided by operating and investing activities, excluding the cash flows related to advertising funds, gift card/certificate programs, and restricted cash. We use ~~free~~ adjusted operating and investing cash flow as a key ~~performance~~ liquidity measure for the purpose of evaluating ~~performance internally and~~ our ability to generate cash. We also believe ~~free~~ adjusted operating and investing cash flow provides our investors with useful information regarding our historical cash flow results. This non-GAAP measurement is not intended to replace the presentation of our financial results in accordance with GAAP, and adjusted operating and investing cash flow does not represent residual cash flows available for discretionary expenditures. Use of the term ~~free~~ adjusted operating and investing cash flow may differ from similar measures reported by other companies.
~~Free~~ Adjusted operating and investing cash flow is reconciled from net cash provided by operating activities determined under GAAP as follows (in thousands):

	Fiscal year
	2016	2015	2014
Net cash provided by operating activities	$276,205	185,566	199,323
Less: Increase in cash held for advertising funds and gift card/certificate programs	(29,366)	(12,335)	(8,781)
Plus: Increase (decrease) in restricted cash	(2,113)	65,673	—
Plus: Net cash provided by (used in) investing activities	1,343	(35,467)	(14,104)
~~Free cash flow, excluding cash held for advertising funds and gift card/certificate programs~~ Adjusted operating and investing cash flow	$246,069	203,437	176,438

Appendix II

FISCAL YEAR 2016 KEY FINANCIAL HIGHLIGHTS

($ in millions, except per share data)	Fiscal year ended				Increase (Decrease)
Amounts and percentages may not recalculate due to rounding	December 31, 2016		December 26, 2015		$ / #	%
	(53 weeks)		(52 weeks)
~~Systemwide sales[1]~~	~~$ 10,844.6~~		~~10,169.6~~		~~675.1~~	~~6.6~~	 ~~%~~
~~Comparable store sales growth (decline):~~
~~DD U.S.~~	~~1.6~~	 ~~%~~	~~1.4~~	 ~~%~~
~~BR U.S.~~	~~0.7~~	 ~~%~~	~~6.1~~	 ~~%~~
~~DD International~~	~~(1.9~~	~~)%~~	~~0.5~~	 ~~%~~
~~BR International~~	~~(4.2~~	~~)%~~	~~(1.9~~	~~)%~~
~~Development data:~~
~~Consolidated global net POD development[2]~~	~~723~~		~~495~~		~~228~~	~~46.1~~	 ~~%~~
~~DD global PODs at period end~~	~~12,258~~		~~11,750~~		~~508~~	~~4.3~~	 ~~%~~
~~BR global PODs at period end~~	~~7,822~~		~~7,607~~		~~215~~	~~2.8~~	 ~~%~~
~~Consolidated global PODs at period end~~	~~20,080~~		~~19,357~~		~~723~~	~~3.7~~	 ~~%~~
Financial data:
Revenues	$828.9		810.9		18.0	2.2%
Operating income	414.7		319.6		95.1	29.8%
Operating income margin	50.0%		39.4%
Adjusted operating income~~[3]~~[1]	$436.6		400.5		36.1	9.0%
Adjusted operating income margin~~[3]~~[1]	52.7%		49.4%
Net income	$195.6		105.2		90.3	85.9%
Adjusted net income~~[3]~~[1]	208.7		187.9		20.8	11.1%
Earnings per share:
Common–basic	2.14		1.10		1.04	94.5%
Common–diluted	2.11		1.08		1.03	95.4%
Diluted adjusted earnings per share~~[3]~~[1]	2.26		1.93		0.33	17.1%
Weighted average number of common shares – diluted (in millions)	92.5		97.1		(4.6)	(4.7)%
Systemwide sales[2]	$10,844.6		10,169.6		675.1	6.6%
Comparable store sales growth (decline):
DD U.S.	1.6%		1.4%
BR U.S.	0.7%		6.1%
DD International	(1.9)%		0.5%
BR International	(4.2)%		(1.9)%
Development data:
Consolidated global net POD development[3]	723		495		228	46.1%
DD global PODs at period end	12,258		11,750		508	4.3%
BR global PODs at period end	7,822		7,607		215	2.8%
Consolidated global PODs at period end	20,080		19,357		723	3.7%
1 Adjusted operating income, adjusted operating income margin, and adjusted net income are non-GAAP measures reflecting operating income and net income adjusted for amortization of intangible assets, long-lived asset impairments, impairment of joint ventures, and certain other items, net of the tax impact of such adjustments in the case of adjusted net income. Diluted adjusted earnings per share is a non-GAAP measure calculated using adjusted net income. Please refer to “Non-GAAP Measures and Statistical Data” and “Dunkin' Brands Group, Inc. Non-GAAP Reconciliations” for further detail.
~~1~~2 Systemwide sales include sales at franchisee- and company-operated restaurants, including joint ventures. While we do not record sales by franchisees, licensees, or joint ventures as revenue, and such sales are not included in our consolidated financial statements, we believe that this operating measure is important in obtaining an understanding of our financial performance. We believe systemwide sales information aids in understanding how we derive royalty revenue and in evaluating our performance relative to competitors. Beginning in the first quarter of fiscal year 2016, we began presenting systemwide sales rather than franchisee-reported sales, which excluded sales of company-operated restaurants, as we believe the systemwide sales information presents a more complete metric in obtaining an understanding of our financial performance.
~~2~~3 Consolidated global net POD development for the fiscal years ended December 31, 2016 and December 26, 2015 reflects the previously-announced closing of 18 and 81 self-serve coffee stations within Speedway locations, respectively.

~~3 Adjusted operating income, adjusted operating income margin, and adjusted net income are non-GAAP measures reflecting operating income and net income adjusted for amortization of intangible assets, long-lived asset impairments, impairment of joint ventures, and certain other items, net of the tax impact of such adjustments in the case of adjusted net income. Diluted adjusted earnings per share is a non-GAAP measure calculated using adjusted net income. Please refer to “Non-GAAP Measures and Statistical Data” and “Dunkin' Brands Group, Inc. Non-GAAP Reconciliations” for further detail.~~